Filed by Adobe Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Adobe Inc.
Commission File No.: 000-15175
Date: October 21, 2022

This filing relates to the proposed merger of Figma, Inc., a Delaware corporation (“Figma”), with Saratoga Merger Sub I, Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of Adobe Inc., a Delaware corporation (“Adobe”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 15, 2022, by and among Adobe, Merger Sub I, Saratoga Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Adobe, and Figma.

TechCrunch Disrupt: Interview with Dylan Field

[…]

Ron Miller:
Morning everybody. Welcome, Dylan.

Dylan Field:
Ron thank you for having me.

Ron:
You know, over the last month you’ve had quite a month.

Dylan:
It’s been a month.

Ron:
Yeah, you kind of become this symbol of startup success. You went from dorm room idea to twenty billion dollar exit in about ten years. It’s kind of the startup founder’s dream, and I think a lot of the people out here are founders. Probably aspire to that. You know, what you’ve achieved. How does that feel?

Dylan:
It’s been wild for sure. I feel very, very, very fortunate. I, you know, you look back. You’re like, Wow! There’s so much along the way that helped us get here. That’s not just the incredible team at Figma. But I can’t overstate that. I mean, it’s amazing, the people I get to work with every day. And I feel so lucky about that. But also just you know all these random coincidences, little points on the way, like there is literally luck. So you know I don’t want to dismiss that either, especially in this context.

Ron:
So when you think about Figma, and where you were and where you are as a company. I mean you are on a roll. You were—the high valuation, you’ve got the growth, you’ve got a beloved product in a community that you’ve built that really valued what you were doing and was involved.

Dylan:
You’re using past tenses here. Hopefully still current.

Ron:
So why sell when you have all that going for you?

Dylan:
Yeah, it was not—you know we weren’t thinking of selling, so I think it’s a valid and important question. Uh, you know we were having a blast. We are having a blast. But then we start talking with Adobe, and Adobe is a foundational, really impressive company. The more I’d spend time with the people there, the more trust we built, the more that I could see, okay, wow, we’re in this like product development box right now. Figma... By the way, just to get a sense of the room like, how many people here use Figma?

Ron:
Quite a few.

Dylan:
That’s awesome. Okay, and there’s more people convert. This is great. So Figma is trying to go from idea to design to production. On the ideation side, we’ve got FigJam which is good for ideation, brainstorming; on the design side, we have Figma design used for creating interfaces, mockups. And the production side... well, more to come in terms of how we’re going to try and make it so you can go easily from design to code in the future. But yeah, that’s sort of our box right now. And as we talk with Adobe, we realize there’s a solution here in terms of all of our users. They really want things like video 3D content, better vector illustration, imaging, all these workflows inside the product development process. I think we also start to realize. Oh, my gosh! There’s opportunity to really scale our impact, go into spaces that we weren’t considering before. So for all those personas, how do we make it so we can better address creative workflows? We have a lot of expertise around freemium, around SaaS, around bottoms up business models, around multiplayer technology, and that got us excited. And then finally, I started to form a thesis of you know creativity is the new productivity; and we don’t have the resources to just go do that right now at Figma. If we want to go and make it so that we’re able to go into all these more productivity areas, that’s gonna take a lot of time. To be able to go and do that in the context of Adobe, I think, gives us a huge leg up, and I’m really excited about that.

Ron:
That’s kind of the argument that I get from every CEO I talk to that gets sold is that, you know, being part of the larger organization allows you to get resources that you’re didn’t get before, and there’s a certain validity to that, right? But um, you know, I’m wondering was there like an investor pressure to sell, because, you know, this is a tough year and there’s a lot of weird stuff going on economically. And you know what was the story there?

Dylan:
Yeah, I mean, I think we were definitely in a great place in terms of being able to choose our destiny. We are doubling over year over a year in terms of our revenue, we’re free cash flow positive. So it wasn’t like, oh, gosh! We need to sell this company. That was never the consideration here. Instead it was, “What’s the best opportunity to achieve our vision?” The vision for the company is to make design accessible to everyone, so design is not just interface design. It’s creativity. It’s productivity. You know, making it that we can all be part of the digital revolution that’s happening in the world. I mean, the entire world economy is going from physical to digital right now. Are we going to leave a bunch of people behind, or we’re going to give everyone the tools. I feel a lot of pressure, and I think it’s really important that we get all of these people these tools really fast; otherwise people are going to be locked out of this opportunity set. And I think that the best path forward to that is with Adobe. That’s why I got excited. And also I guess that the trust, people are humans at the end of the day. The more time you spend with people. The more time you get to know people as humans, the more trust can build. And that ends up being really important.

Ron:
So you know one thing that I find interesting about this whole kind that an Adobe being the ultimate acquirer, I mean assuming this all goes through, but for ten years I mean, you’ve had a marketing effort. Um, you’ve been, you know the anti-Adobe and it’s, so to be bought by Adobe is kinda like sleeping with the enemy, and I think some people sort of that way. So how do you kind of square that obvious contradiction from your marketing rhetoric now that you’re part of the company?

Dylan:
Yeah, I think, our marketing rhetoric has been much more about Figma and screen design and making it so that you can do interface design and how do we make it that again we can achieve that vision. The community definitely was surprised. But again, Adobe is very much in the marketing world. We’re very much in the product development design world, and so we didn’t really see them come up that much as competitors. So it’s. I don’t see it, maybe the way that you’re describing.

Ron:
Well, I mean it’s ’maybe not competitive, but you know, it’s a large company, a large and entrenched incumbent that you were clearly, you know, at least through your marketing materials going after, and I mean a lot of companies over time have done that. I remember Box going after Microsoft Sharepoint, you know. As an example, there’s always like the big bad incumbent, and that’s always a great position for an early stage company to be at. But it does feel a little strange that after having that you’re not just partnering with them. You’re part of them.

Dylan:
The reality is, and it’s actually kind of interesting because, as part of the acquisition process, you have to go make a timeline of events. And I looked back at all the interactions we had with Adobe over the years. The first interaction with Adobe was days after we announced Figma in August 2012, and someone who’s now CTO emailed us saying, hey do you want to meet up for coffee and try to recruit. We’ve always had a really positive relationship with them, and so I just don’t think of them as a big bad whatever, but you know it’s a sexy thing to talk about, I guess.

Ron:
No, I mean it’s just... all right. Fair enough. How did your employees react when you told them that it was Adobe?

Dylan:
Surprised but positive. Um, yeah, I mean, they were excited. I think that the team for a second was like, well, what does this mean? Right? There’s almost a hierarchy of needs, right? Obviously the monetary part is going to be important to know about. But also okay, do I still have a job? Yes, everyone here has a job. Yes, that’s the reason they want to bring us in is to get all of our talent and expertise. Is the culture going to change? What we’re gonna do everything we can to as we’re scaling in at a really rapid pace, make the culture even better and better. And you know, I think, that’s hard to do anyway. We’re growing from probably 1,050 people end of this year, 1,100 people in this year to eventually 1,700 hundred, 1,800 end of next year. That’s a rapid pace of growth, anyway, and so I tried to walk people through that and say what do we have to do anyway to evolve our culture, as it happens. And then especially in the context of another company, even as we operate autonomously, which has been a critical part of the conversation all this time. How do we do that? And people, I think, came away from that just more bought and excited than ever. So I’m psyched.

Ron:
So I know that it feels like this. There’s a certain period of time that you agree to stay, and Evan would agree to stay.

Dylan:
Evan is no longer at Figma, but has been just totally critical in the journey.

Ron:
Yeah. Okay.  How long have you agreed to stay past the deal close?

Dylan:
I don’t have any plans to leave. Yeah, I mean look I told the Figma team. “Hey, you’re stuck with me.”

Ron:
So not a bad thing. I’m sure. Um, you know you have employee reaction, but the community reacted pretty badly. And you know, if you went on Twitter, you went on Hacker News places that you know people who are technical..

Dylan:
Yeah, There were some pretty wild memes out there.

Ron:
They were upset, and they were. They were negative. So I guess how do you ease their fears that this is not going to go sideways for them, that the product that they love is going to stay at least similar to the product that they love with, maybe some, even some new features.

Dylan:
Yeah, I mean, first of all, I think it’s again showing people a vision of here’s what we’re going to do here. But also I think that trust is just consistency over time. That was one of my mentors, Jeff Weiner at LinkedIn. He told me that it’s like we can’t ask everybody to trust us overnight on this right. It’s a huge change for them. And some people are in Figma about forty hours a week or more. We have people that literally look at the last twenty-eight days, and they’re in Figma all twenty-eight of the last twenty-eight days. So if that’s the case, how do you make it so Figma sort of is in a new home. What’s that mean for them? And I think we just have to show them, okay, the velocity of us making the product better is not going to change, the pricing is not going to change. We’re doing everything we can to make it so this is going to be a great experience for you.

Ron:
So when an event like this happens, it’s obviously, you know, a wealth-creating event, not just for you, for your employees, and you know the challenge is going to be. How do you make this not an end, but the beginning. So how do you get your employees to maintain focus moving forward, you know now that you know they have, you know, a significant event that we has paid them serious money.

Dylan:
Well, I mean we’re not closed yet. So I mean--

Ron:
All these questions are assuming that this closes, let’s preface that, because there is a lot of regulatory hurdles for this to get over, but eventually that will be the case. I’m sure it’s business as usual right now.

Dylan:
Yeah, I think it’s about just strategy. I mean, everybody joined Figma for a reason. We have a very missionary group of employees, and, you know honestly, a lot of people at Figma, not all, but a good portion have had success elsewhere before. And so I think that a lot of people are at Figma because they really care about the company, about the mission and about what we can do for the community. And so the more that we can focus on that and then show a strategy that is not going to have us be going slower, but rather faster and it’s going to be infection point to accelerate even more. I think that’s how you get people really excited.

Ron:
How do you, you know, keep people motivated as the leader? You know. How do you? How do you make sure that people are still focused on the tasks and hand when you know once again assuming this, all went through to become part of Adobe. And now you know, you’re moving forward from that point?

Dylan:
Yeah, I think that this is pretty just standard leadership stuff, right? Like. I think that it’s super important as a leader uh to make a clear vision, to have a clear strategy, but also empower people. And I find that when people are not empowered, that’s when they start to lose motivation. That’s when they start to lose focus, because no one wants to be in a situation where they are working super hard, and they’re doing it in a way that they don’t believe in with a, you know, instead of tactics or strategy that they don’t agree with. And so I think it’s all about that combination of giving top down direction and the clarity on, okay, here’s where we’re going. But also then letting people bottom up. Say, okay, here’s how we’re going to get there and mean the middle somehow, and figure that together.

Ron:
So you know the morning that you were acquired. We had a conversation and you were emphasizing the fact that you got to stay independent as a company. You will remain title, CEO.

Dylan:
CEO, Figma, there’s already a CEO of the company.

Ron:
That’s right, you know, maybe you’ll get Shantanu’s job, maybe someday. Who knows um. But you know, if you do emphasize the fact that you’re going to stay independent. And so I want to know what you think that means, You know, for you and for the company as it becomes part of this larger entity that pays a considerable sum for you.

Dylan:
Yeah, I mean. So after that it closes. Obviously, I’ll be working with David and Shantanu and the Adobe team, on okay, what’s the best way to utilize the technology, the  resources, the talent at Adobe in order to move things faster. But also, you know, we’re going to set—basically sign up for goals. And then it’s my job to make sure that we hit those goals and with the team. And so the only reporting change is going to be me reporting to David. And then yeah, I mean, we’re ’gonna be all in on making sure that we’re able to accelerate the growth of the platform.

Ron:
So it’s sort of become like Shantanu and David become your board of directors. Is that is that how you kind of see it?

Dylan:
I think it’s probably a bit tighter of a relationship, Right? I mean, I suspect that I’ll be talking a lot and that is a good thing, because I think David and Shantanu are people that I can learn a lot from and I suspect the company would agree without me on that. I mean, they have really storied amazing careers. And I think that you know Shantanu is such a humble guy. So you don’t see him in the media very much, but he is one of the most legendary CEOs in Silicon Valley. Look at what he’s done for Adobe over the past decade alone, let alone before that. It is a complete transformation story, and now they want to figure out how to do that again. I think that’s like that takes courage after you’ve already had that win to go do that, and just my hats off to him for that.

Ron:
So you know, when I think about a similar kind of deal that happened If you look at Slack, it’s kind of similar money, and it’s a similar SaaS kind of product that got bought by a larger company. Slack has continued to stay independent. Slack is also building connectors, you know, into the Salesforce platform. How do you think Adobe wants to integrate you into their platform? And how do you kind of maintain what you’re doing while becoming part of this larger entity?

Dylan:
So far what Adobe has told us is that they want to learn from Figma. And I think in general, they’re going. Okay, how do you go to more of a premium model? How do you make it so that you’re able to really be bottom up. So just context: Bottom up versus top down sales...bottom up is when someone signs up for a service, and is paying with credit card; top down is when you have enterprise sales, people, steak dinners, et cetera trying to sell into a company. And of course, there’s a lot in between, and you know, Figma has elements of both those strategies. But I think from a bottom up perspective, from efficiency standpoint, we’re very good there, and I think Adobe is eager to learn about that. They’re also eager to learn about the web. From day zero, Figma has been a browser play. We believe in the browser. We believe in how do you make it a web-based tool and a cloud-based tool that’s multiplayer, and so I think Adobe sees that as the future, sees collaboration as the future. And what I’ve heard from them so far is, how do we learn from you as much as possible here in order to make it so that we’re able to then make our product suite even better as well as in addition to making it so that there’s more capabilities on the Figma platform.

Ron:
Right? I mean It’s sort of, you know. I remember years ago, Microsoft, bought Yammer, you know it was David Sacks’s company, and um I remember thinking like what a weird fit, you know. It didn’t seem to fit. But then I went to a conference right after that, and you know, like the two teams are like very engaged with each other. They were, you know, the Microsoft team in particular, was very excited about what Yammer brought with, the, you know, continuous delivery and all of that. So it seems like they could be kind of a similar dynamic.

Dylan:
And I think there’s also, you know...one of the things I evaluated as we looked at this acquisition was, well, okay, what’s the culture of Adobe, and what’s the culture of Figma, and is there a match there? What’s the vision of Adobe and Figma? Is there a match there? And the answer is resounding: Yes, and both. I think when it comes to craftsmanship, community, this grow as you go, mindset. We have just huge values alignment, between Adobe and Figma. And I was just at MAX actually earlier this week. MAX is Adobe’s big event, and I actually got to meet a ton of the Adobe team that I haven’t met yet, and it was like they could all be Figmates tomorrow like it, it felt really, really good.

Ron:
So you know that’s, you know, bringing up the culture. I read an interview you did with Jordan a couple of years ago, and you said, you know, early on we were kind of serious, and you wanted to make a core value being fun, and you know no offense to Adobe, but they don’t strike me as fun. But how do you maintain your culture as part of their culture?

Dylan:
I had a lot of fun with them this week, so maybe I’m a little biased for that interaction we just had. But I mean look, I think when it gets to that level a certain enterprise nature of things. But I mean one of the things that we do is we just try to create a space for people. I kind of talked about this earlier in terms of roadmap setting and strategy setting but one example of this is maker week for us. So twice a year we have a full week, for everyone in the company, called Maker Week and Maker Week is just a chance for anyone to go make something as long as it benefits Figma in some way. You’re good to go, and one of our core values is play. This idea of being able to experiment, be able to go out there, to have fun to, to sort of like, try things that might not work out. I think that’s pretty critical to creativity in general and trying to make it so you have an innovative culture, and if you don’t get to the point where you have that I think that that’s when you start to lose the bottoms up innovation in a company. I think, from everything I’ve seen at Adobe, they actually have that. But regardless, we’re still operating Figma autonomously. And we’re going to continue to invest in spaces like that, and making sure that we were that kind of aspect of that behavior from even a performance cycle standpoint, right? Make it so that you’re able to be, you know, stressing collaboration, stressing innovation as things that we measure. Why people rise in the organization, why they’re hired in the first place—ultimately that’s part of how you reinforce culture.

Ron:
So a larger company like Adobe I mean, having the fun that you had with the individuals , tend to be risk averse. So I mean that’s something that you’re going to have to kind of push back against. I think, as you maintain your company.

Dylan:
Just to push back there. I think this acquisition was anything but risk averse in terms of the media reception, the investor reception. I think people went, whoa! This is a bold move, and they’re still trying to figure it out in some ways. But I think that ultimately we’re gonna look back and see it as a huge positive for everyone. That said we have to go prove that out now, right? So lots of work ahead.

Ron:
Yeah, I mean it’s, you know. Once you’re in the door and things... And again I’m not trying to give you a hard time, it’s just like, you know this is a twenty billion dollar deal, and uh, you know, they bought you because they want to, you know, maintain it like, have this inside their company, so that doesn’t...

Dylan:
I think it’s very offensive right? They’re trying to figure out how do you make it so that you’re able to adapt the products they already have, but also to sort of bolster this new platform. And yeah, I don’t think that’s risk averse in any way.

[…]

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Forward-Looking Statements
In addition to historical information, this communication contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected timing, completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives and industry positioning. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction.  The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations.html or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.

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